MONTHLY REPORT - March, 2010
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $  30,407,849     13,092,213

   Change in unrealized gain (loss) on open          27,142,411     41,392,396
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.      (264,816)       (72,441)
         Treasury obligations

    Interest income                                     323,041        932,481

    Foreign exchange gain (loss) on margin               66,833        260,062
       deposits
                                                   ------------   ------------
Total: Income                                        57,675,318     55,604,711

Expenses:
   Brokerage commissions                              4,989,242     14,566,609

   Management fee                                         6,047         16,076

   20.0% New Trading Profit Share                        41,988         41,988

   Custody fees                                          40,612         40,612

   Administrative expense                               189,645        570,220
                                                   ------------   ------------
Total: Expenses                                       5,267,534     15,235,505

Net Income (Loss) - March, 2010	                  $  52,407,784     40,369,206

                  STATEMENT OF CHANGES IN NET ASSET VALUE


                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (711,577.685       $ 10,905,004     839,298,577    850,203,581
   units) at February 28, 2010
Addition of 1,098.943 units on                0       1,314,644      1,314,644
   March 1, 2010
Redemption of (7,435.169) units             (0)     (9,427,497)    (9,427,497)
   on March 31, 2010+
Net Income (Loss) - March, 2010         732,322      51,675,462     52,407,784
                                   -------------  -------------   ------------

Net Asset Value at March 31,
2010 (705,440.785 units inclusive
of 199.326 additional units)	   $ 11,637,326     882,861,186    894,498,512
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST March 2010 UPDATE

            March    Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    6.13%        4.62%      $     1,267.96   702,639.800  $ 890,918,563
Series 3    5.30%        4.64%      $     1,278.10     2,800.985  $   3,579,949


+ Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 April 8, 2010


Dear Investor:

March was a strong month in both the financial and commodity sectors of the Trust's portfolio as the outlook for economic expansion throughout the world brightened even as the Greek saga clouded Europe's prospects somewhat. Stock index futures and currency trading generated the major part of the month's gains, while energy, metal, and agricultural commodity futures were also profitable. Interest rate futures trading resulted in a small loss.

Equity markets in the U.S., other developed countries and emerging markets were all strong in March. Long positions in U.S., Canadian and European stock index futures were profitable as were long positions in a number of countries often absent from or lightly weighted in many investors' equity portfolios: Taiwan, Korea, Japan, China, South Africa and Australia.

Once again, the weakness of the euro due to the budget problems in Greece and questions about the European recovery was an important theme in the currency markets. Short euro positions relative to the Australian and New Zealand dollars, Hungarian forint, Polish zloty and Turkish lira were profitable. Long positions in high yield and commodity currencies - Australian, New Zealand and Canadian dollars - versus a variety of other currencies were profitable. The U.S. dollar, while not as weak as the euro, did lose ground to the currencies of Australia, Canada, Israel, India, Korea, Mexico, South Africa and Russia, producing profits from long positions in these currencies.

Interest rates edged up in the U.S., Canada and Japan on increasing optimism about the recovery, and small losses were sustained on long futures positions. Interest rates in Germany dipped a bit and long futures positions generated small gains. Short positions in Australian interest rate futures were slightly profitable as strong commodity demand supported the economy and drove up rates.

Energy prices, with the exception of natural gas, continued to climb in March and long positions in Brent and WTI crude oil, heating oil, gas oil and reformulated gasoline blendstock (RBOB) were profitable. Natural gas continued to be in a bear market as increasing supplies from shale gas met decreasing demand, and short natural gas futures were the most profitable energy position in March.

Metal prices, particularly the industrials, followed the economic recovery theme and rose. Long positions in nickel, aluminum, copper, zinc and tin were profitable. Long positions in silver and platinum were marginally profitable, and a long position in gold was flat.

Deflation was more the story in the agricultural markets where profits on short positions in corn and wheat outweighed losses on long positions in cotton and sugar where forecasts of huge sugar harvests accelerated the move down from record highs.

					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman